NORSAT APPOINTS NEW CHIEF FINANCIAL OFFICER

Vancouver, British Columbia – January 20, 2011 -- Norsat International Inc. (“Norsat" or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it has appointed Mr. Arthur Chin as its new Chief Financial Officer. Mr. Chin succeeds Mr. Trevor Greene, who has left the Company to pursue other opportunities. Mr. Chin will take office on February 1, 2011.

Mr. Chin, has 16 years of professional experience in both public practice and in public companies, with the last 9 serving in senior financial positions with several international companies.  During these years, he assisted them in planning and analysis of their financial reporting, handling their corporate accounting and tax, communications efforts, and providing business development strategies.

Mr. Chin was previously with Norsat between 2002 and 2005 and was the Company’s Corporate Controller.  Prior to rejoining Norsat, he held senior financial positions mostly in the high technology industry with DDS Wireless International Inc., a TSX listed company that provides wireless mobile data solutions and Ascalade Communications Inc., formerly a TSX listed company that designed, developed and manufactured digital wireless and communication products and also with the Canadian Tourism Commission, a federal crown corporation and Canada’s national tourism marketing organization.  Prior to his corporate experiences he was in big 4 public practice, most recently as a Manager in the assurance practice of Deloitte and originally with PricewaterhouseCoopers.

Mr. Chin is a Chartered Accountant of the Institute of Chartered Accountants of British Columbia.

Dr. Amiee Chan, President and CEO of Norsat, stated “We are pleased to welcome Arthur back to Norsat. Arthur returns to the Company with extensive experience and managerial skills that will strengthen the senior management team in this pivotal moment of Norsat’s growth.  We look forward to his contributions and having him rejoin us as our new CFO.  We thank Trevor for his service to Norsat and wish him well in his future endeavors.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President & CEO

Tel: 604 821-2808

Email: achan@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended September 30, 2010, and the Management Discussion and Analysis for the quarter ended September 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.